FILED PURSUANT TO RULE 424(B)(3)
REGISTRATION NO. 333-190588

PHILLIPS EDISON - ARC GROCERY CENTER REIT II, INC.
SUPPLEMENT NO. 21 DATED NOVEMBER 12, 2014
TO THE PROSPECTUS DATED NOVEMBER 25, 2013

This prospectus supplement, or this Supplement No. 21, is part of the prospectus of Phillips Edison - ARC Grocery Center REIT II, Inc., or the Company, dated November 25, 2013, or the Prospectus, as supplemented by Supplement No. 13 dated August 6, 2014 (which superseded and replaced all prior supplements), or Supplement No. 13, Supplement No. 14 dated August 12, 2014, or Supplement No. 14, Supplement No. 15 dated August 21, 2014, or Supplement No. 15, Supplement No. 16 dated August 27, 2014, or Supplement No. 16, Supplement No. 17 dated September 23, 2014, or Supplement No. 17, Supplement No. 18 dated October 14, 2014, or Supplement No. 18, Supplement No. 19 dated October 28, 2014, or Supplement No. 19, and Supplement No. 20 dated November 6, 2014, or Supplement No. 20. This Supplement No. 21 replaces, supplements, modifies and supersedes certain information contained in the Prospectus, Supplement No. 13, Supplement No. 14, Supplement No. 15, Supplement No. 16, Supplement No. 17, Supplement No. 18, Supplement No. 19 and Supplement No. 20, and should be read in conjunction with the Prospectus, Supplement No. 13, Supplement No. 14, Supplement No. 15, Supplement No. 16, Supplement No. 17, Supplement No. 18, Supplement No. 19 and Supplement No. 20. This Supplement No. 21 will be delivered with the Prospectus, Supplement No. 13, Supplement No. 14, Supplement No. 15, Supplement No. 16, Supplement No. 17, Supplement No. 18, Supplement No. 19 and Supplement No. 20. Unless the context suggests otherwise, the terms “we” “us” and “our” used herein refer to the Company, together with its consolidated subsidiaries. The purposes of this Supplement No. 21 are to provide:

•	an update on the status of the offering; and

•	information regarding the acquisition of Laguna 99 Plaza.

Status of the Offering

We commenced our initial public offering on November 25, 2013, pursuant to which we are offering up to 80,000,000 shares of our common stock, par value $0.01 per share, in our primary offering at $25.00 per share, with discounts available for certain categories of purchasers, and up to 20,000,000 shares of our common stock pursuant to our distribution reinvestment plan initially at $23.75 per share. As of November 11, 2014, we had raised aggregate gross offering proceeds of approximately $522.0 million from the sale of approximately 21.0 million shares in our initial public offering, including shares sold under our distribution reinvestment plan.

Property Acquisition

Laguna 99 Plaza

On November 10, 2014, Phillips Edison - ARC Grocery Center REIT II, Inc. (the “Company”) purchased, through an indirect wholly-owned subsidiary, a fee simple interest in a grocery-anchored shopping center containing 89,188 rentable square feet located on approximately 9 acres of land in Elk Grove, California (“Laguna 99 Plaza”) for approximately $19.2 million, exclusive of closing costs. The Company funded the purchase price with proceeds from its offering. Laguna 99 Plaza was purchased from GD Development Company LLC, a California limited liability company, which is not affiliated with the Company, its advisor or its sub-advisor.

Currently, Laguna 99 Plaza is 77% leased to 21 tenants. Walmart Neighborhood Market, a market-leading grocery store chain, occupies 38,520 rentable square feet at Laguna 99 Plaza. The Walmart Neighborhood Market lease expires on October 31, 2022 and the average rental rate per year over the remaining lease term is $10.00 per square foot. Walmart Neighborhood Market has nine options to extend the term of its lease by five years each.

Laguna 99 Plaza was constructed in 1992. The average occupancy rate for Laguna 99 Plaza during each of the last five years was as follows:

Year	Average Occupancy Rate
2009	100.0%
2010	98.7%
2011	32.2%
2012	75.4%
2013	75.4%

The average effective annual rental rate per square foot for each of the last five years for Laguna 99 Plaza was as follows:

Year	Average Effective Annual Rental Rate per Square Foot
2009	$18.05
2010	$17.49
2011	$9.99
2012	$14.61
2013	$13.96

We calculate average effective annual rental rate per square foot as the annualized contractual base rental income, net of free rent, for the year divided by the average leased square feet.

The table below sets forth a schedule of expiring leases for Laguna 99 Plaza by square footage and by annualized contractual base rent as of September 30, 2014.

Year	Number of Expiring Leases	Annualized Base Rent	% of Annualized Base Rent	Leased Rentable Square Feet Expiring	% of Rentable Square Feet Expiring
2014	-	-	-	-	-
2015	1	$12,036	0.9%	405	0.6%
2016	2	110,750	8.6%	3,822	5.5%
2017	5	180,948	14.1%	5,945	8.6%
2018	6	271,188	21.1%	8,926	12.9%
2019	4	238,224	18.5%	8,272	12.0%
2020	1	53,544	4.2%	1,897	2.8%
2021	-	-	-	-	-
2022	1	385,200	29.9%	38,520	55.9%
2023	-	-	-	-	-
Thereafter	1	34,320	2.7%	1,144	1.7%

Annualized effective base rent of expiring leases, for each of the years indicated above, is calculated based on the contractual rent as of September 30, 2014.

We currently have no plans for any significant renovations or improvements of Laguna 99 Plaza and we believe that Laguna 99 Plaza is suitable for its intended purpose and adequately insured.

The rate and method of depreciation and the life claimed for purposes of depreciation will be determined based upon the completion of purchase price allocation studies.

The annual realty taxes payable on the property for the taxable year 2013 were $117,400, at a rate of 1.01%.

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